

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 15, 2007

<u>By US Mail and Facsimile</u>

Mr. David Saltman
President and Chief Executive Officer
Open Energy Corporation
514 Via De La Valle, Suite 200
Solana Beach, CA 92075

Re: Open Energy Corporation
        Post-Effective Amendment No. 1 on Form SB-2
        Filed September 19, 2007
        File No. 333-136987

        Form 10-KSB
        Filed September 13, 2007
        File No. 0-50450

Dear Mr. Saltman:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that on May 21, 2007 and August 29, 2007, you entered into Letter Agreements with Cornell Capital Partners, L.P. which amended certain terms of

the secured convertible debentures issued pursuant to a Securities Purchase Agreement dated March 30, 2006. These securities were the subject of the registration statement on Form SB-2 filed August 30, 2006. Having renegotiated the terms of part of the private placement transaction with Cornell Capital after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously. Please advise. Please note that this comment also pertains to the SB2-MEF that was filed September 18, 2007.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debenture, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible debenture" means the securities underlying the debenture that may be received by the persons identified as selling shareholders]:

- the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

- the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible debenture ,calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to Comment Three) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to Comment Four) divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the debentures; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    - the date on which each such selling shareholder entered into that short position; and

    - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

12. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

13. Please update your disclosure throughout the registration statement to the most recent practicable date. As examples only, we note:

- that the discussion in "The Offering" section of the Prospectus Summary on page 1 has not been updated for events that have occurred in regard to both private placements since October 2, 2006. Provide the information in the last paragraph of this section as of the most recent practicable date.
- Update your discussion in the "Liquidity and Capital Resources" section on page 29. We note that you state that you currently have adequate cash to fund operations only through September 2007.

Mr. David Saltman
Open Energy Corporation
October 15, 2007
Page 9

- the information on the table that appears in the "Security Ownership of Certain Beneficial Owners and Management" on page 40 must be updated. We note that a Schedule 13D/A was filed on September 28, 2007 by the Quercus Trust indicating that it beneficially owns 45.6% of your outstanding stock.

- the information that appears in the "Selling Stockholders" section must be appropriately updated. We note, for example, the disclosure in footnote 7 providing information only as of October 2, 2006. Revise the information presented for Cornell Capital to include the shares that have been registered on its behalf on the Form SB-2-MEF filed September 18, 2007. Ensure that both the table and the other footnotes reflect current information.

- the information that appears in the "Description of Capital Stock" must be updated. Again we note that you provide information as of October 2, 2006.

- the information that appears in the "Recent Sales of Unregistered Securities" must be updated for sales that have occurred since April 2006. As an example, we note that you filed a Form 8-K on September 25, 2007 to announce the sale of $20 million in convertible notes.

- In addition, please update to include the disclosure found in the Schedule 14A that was filed October 12, 2007, such as the disclosure regarding executive compensation and director independence.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

14. We note your statement in your Form 10-KSB for your fiscal year ended May 31, 2007 that your disclosure controls are ineffective due to several deficiencies. For each identified deficiency, disclose when it was identified, who identified it, the causes for the deficiency, the steps you have taken to rectify the situation, and where applicable, why the deficiency persists. Add a risk factor that discloses the risk to investors from the existence and continuing nature of the deficiencies.

Financings, page 30

15.   Revise your discussion to describe clearly the current terms of your 0%, 5%
         and 10% convertible notes. Your discussion assumes the reader understands
         the original terms of these securities. It appears that all of the 0%
         convertible notes have been converted. If true state this. Use separate
         subheadings to introduce your discussion of the 5% and 10% convertible
         notes, and discuss all of the terms of each note under each subheading. Use
         separate subheadings to introduce your discussion of the 6/15/07 Note and
         the 8/31/07 Note. Add a discussion of the recently completed $20 million
         convertible note sale.

16.   In regard to the letter agreement entered into with Cornell Capital on May
         21, 2007, state the consideration you received for such letter agreement.

17.   File as an exhibit the August 29, 2007 letter agreement with Cornell Capital.
         State whether the Form SB-2-MEF was filed to satisfy your obligation to
         register additional shares on behalf of Cornell.

Selling Stockholders, page 43

18.   Indicate how Melvin Prueitt and Songul Atacan obtained the shares that
         are being registered on their behalf.

Undertakings, page II-6

19.   Provide the undertakings required by Item 512 (a)(4) of Regulation S-B.

Form 10-KSB

20.   Based on your responses to our previous comments, please amend your
         10-KSB as applicable, including in response to our prior comment 14.

Controls and Procedures

21.   Provide the disclosure required by Item 308(c) of Regulation S-B.

Exhibits 32.1 and 32.2

22.   Revise and re-file these exhibits to reflect the proper date of the period
        that the certification covers, which should be for the period ending May
        31, 2007, not May 31, 2006.

Closing Comments

        Please amend your Form 10-KSB within ten days of your receipt of this letter or
else tell us when you will amend it.   As applicable, please amend your registration
statement in response to our comments. You may wish to provide us with marked copies
of the amendments to expedite our review. Please furnish a cover letter with your
amendments that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendments and responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any action
with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Martin J. Waters, Esq. (by facsimile)
    D. Levy